Hudbay Announces Third Quarter 2018 Results

Toronto, Ontario, October 31, 2018 – Hudbay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its third quarter 2018 financial results. All amounts are in U.S. dollars, unless otherwise noted.

Summary:

•	Earnings per share of $0.09 and cash from operating activities of $113.8 million in the third quarter of 2018.
•	Achieved record mill throughput and copper recoveries at Constancia.
•	Trade-off studies have been completed and Hudbay believes the refurbishment of the New Britannia mill is the optimal processing scenario for the Lalor gold and copper-gold zones.
•

Entered into a friendly agreement to acquire Mason Resources Corp. (“Mason”), owner of one of the largest undeveloped copper porphyry resources in North America, for an enterprise value of approximately $15 million.

“In Q3 we executed well against our strategic priorities and generated strong earnings and cash flow as we continued to focus on developing and operating our portfolio of high-quality assets in mining friendly jurisdictions,” said Alan Hair, president and chief executive officer. “Record mill throughput and record copper recoveries at our Constancia mine reflected the success of optimization efforts we have been making over the past several years. We are also very encouraged by the progress we have made at Lalor, where we believe we can enhance the long-term value of the Manitoba business by refurbishing the New Britannia gold mill.”

Hudbay believes the most significant opportunities for long-term value creation are through exploration and mine development. The company’s track record of successful exploration, industry-leading development and mine ramp-up, and highly efficient operation of the Constancia mine in Peru, along with its long history of responsible, mining life-cycle experience in Manitoba provides Hudbay with a competitive advantage to create long-term shareholder value. Hudbay considers acquisition opportunities against a number of criteria; the company targets copper deposits in mining-friendly jurisdictions, with the potential to be long-life low cost operations once developed. Potential opportunities should involve a meaningful operating role for Hudbay and be accretive to NAV/share and/or reserves/resources per share.

“Hudbay’s acquisition of Mason meets our stringent acquisition criteria and is a unique opportunity to create value with our proven ‘drill and build’ strategy”, stated Mr. Hair. “It provides us access to a copper deposit in Nevada with measured and indicated resources comparable to Constancia and Rosemont at a cost of approximately 30% of our 2018 exploration budget. We have followed the Ann Mason project for quite some time as a shareholder and believe it is an ideal fit for our project pipeline. We’re pleased to acquire a deposit of this scale at an early stage and we look forward to applying our exploration, engineering, permitting and construction expertise to unlock the project’s potential and maximize value for our shareholders.”

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Net profit and earnings per share in the third quarter of 2018 were $22.8 million and $0.09, respectively, compared to net profit and earnings per share of $36.3 million and $0.15, respectively, in the third quarter of 2017.

In the third quarter of 2018, cash generated from operating activities was $113.8 million, which decreased from $167.9 million in the same period of 2017 due to lower realized prices for all commodities, lower sales volumes of copper and higher operating costs, partially offset by increases in the sales volumes of precious metals and zinc.

Net profit and earnings per share in the third quarter of 2018 were affected by, among other things, the following items:

	Pre-tax gain	After-tax gain	Per share
	(loss)	(loss)	gain (loss)
	($ millions)	($ millions)	($/share)
Foreign exchange gain	(1.2)	(0.8)	-
Mark-to-market adjustments of various items	1.3	0.5	-
Non-cash deferred tax adjustments	-	1.3	-

Compared to the same quarter of 2017, production of contained copper-equivalent metal in concentrate decreased by 10%, primarily as a result of lower production in Manitoba. The decrease in Manitoba production was partially offset by higher copper production at Constancia arising from improved mill throughput and recoveries.

In the third quarter of 2018, consolidated cash cost per pound of copper produced, net of by-product credits, was $0.88, a marginal increase compared to $0.86 in the same period last year. Cash costs, by–product credits and copper production in the third quarter of 2018 were all substantially similar to the equivalent values in the third quarter of 2017. Incorporating sustaining capital, capitalized exploration, royalties and corporate selling and administrative expenses, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits, in the third quarter of 2018 was $1.43, which has decreased from $1.64 in the third quarter of 2017, as a result of reduced sustaining capital spending.

Cash and cash equivalents increased by $103.4 million from December 31, 2017 to $459.9 million as at September 30, 2018. This increase was a result of cash generated from operating activities of $342.2 million. These inflows were partly offset by $133.5 million of capital investments primarily at Hudbay’s Peru and Manitoba operations and interest payments of $74.8 million.

Net debt decreased by $106.7 million from December 31, 2017 to $516.4 million at September 30, 2018, primarily due to free cash flow generation. At September 30, 2018, total liquidity, including cash and available credit facilities, was $878.4 million, up from $859.2 as at June 30, 2018.

Based on knowledge gained from test mining of the Lalor gold zones, infill drilling of the copper-gold zone and mineral processing trade-off studies on the Lalor gold and copper-gold zones, Hudbay believes the optimal processing scenario is to refurbish the New Britannia mill, which is expected to have gold recoveries of approximately 90%, compared to gold recoveries of less than 65% in Hudbay’s existing facilities.

Based on results to date, Hudbay is on track to meet its production and cost guidance expectations, as revised for Manitoba costs in the second quarter of 2018.

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		Dec. 31, 2017
Financial Condition ($000s)	Sep. 30, 2018	(Restated)
Cash and cash equivalents	459,863	356,499
Total long-term debt	976,252	979,575
Net debt[1]	516,389	623,076
Working capital	454,290	251,388
Total assets	4,682,172	4,728,016
Equity	2,195,269	2,112,345

1  Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see page 9 of this news release.

Financial Performance	Three months ended		Nine months ended
($000s except per share and cash cost amounts)		Sep. 30	Sep. 30
	2018	2017	2018	2017
Revenue	362,649	380,181	1,120,593	977,980
Cost of sales	277,367	260,624	822,079	713,792
Profit before tax	30,287	53,752	153,187	93,326
Profit	22,808	36,304	88,926	45,413
Basic and diluted earnings per share	0.09	0.15	0.34	0.19
Operating cash flow before change in non-cash working capital	122,097	153,943	385,524	358,662

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Production and Cost Performance		Three months ended			Three months ended
			Sep. 30, 2018			Sep. 30, 2017
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	32,976	7,506	40,482	30,936	9,509	40,445
Gold	oz	6,059	22,199	28,258	4,702	23,975	28,677
Silver	oz	736,657	274,330	1,010,987	617,959	317,567	935,526
Zinc	tonnes	-	26,228	26,228	-	36,635	36,635
Molybdenum	tonnes	370	-	370	72	-	72
Payable metal in concentrate sold
Copper	tonnes	30,222	9,376	35,598	30,128	11,384	41,512
Gold	oz	4,486	26,996	31,482	3,103	24,526	27,629
Silver	oz	548,782	338,131	886,913	465,251	292,261	757,512
Zinc[2]	tonnes	-	30,969	30,969	-	27,804	27,804
Molybdenum	tonnes	237	-	237	159	-	159
Cash cost[3]	$/lb	1.22	(0.61)	0.88	1.19	(0.20)	0.86
Sustaining cash cost[3]	$/lb	1.38	1.23		1.80	0.59
All-in sustaining cash cost[3]	$/lb			1.43			1.64
		Nine months ended			Nine months ended
		Sep. 30, 2018				Sep. 30, 2017
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	91,344	25,968	117,312	87,944	28,073	116,017
Gold	oz	16,667	75,164	91,831	12,440	63,625	76,065
Silver	oz	1,979,112	960,673	2,939,785	1,703,789	779,978	2,483,767
Zinc	tonnes	-	88,180	88,180	-	102,101	102,101
Molybdenum	tonnes	575	-	575	335	-	335
Payable metal sold
Copper	tonnes	85,197	26,376	111,573	77,175	30,001	107,176
Gold	oz	13,158	74,078	87,236	8,022	70,527	78,549
Silver	oz	1,582,944	879,909	2,462,853	1,407,130	817,653	2,224,783
Zinc[2]	tonnes	-	84,589	84,589	-	84,059	84,059
Molybdenum	tonnes	372	-	372	423	-	423

Cash cost[3]	$/lb	1.38	(0.58)	0.94	1.24	(0.31)	0.86
Sustaining cash cost[3]	$/lb	1.54	0.82		1.72	0.42
All-in sustaining cash cost[3]	$/lb			1.45			1.53

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.
2 Includes refined zinc metal sold and payable zinc in concentrate sold.
3 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see page 9 of this news release.

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Peru Operations Review

In addition to achieving record mill throughput, copper recoveries reached record levels in the third quarter of 2018 as a result of several metallurgical initiatives intended to improve copper recoveries, while gold recoveries remained consistent compared to the same period in 2017. While recoveries vary from quarter to quarter depending on the complexity of the ore feed, the company is seeing results from recovery improvement initiatives and is on track to deliver the recoveries anticipated in the 43-101 technical report issued earlier in 2018.

During the third quarter of 2018, the Peru operations produced 32,976 tonnes of copper, which was approximately 7% higher than production in the third quarter of 2017 due to higher throughput and improved recoveries. The molybdenum plant continued to operate at higher rates during the quarter, resulting in the production of 370 tonnes of molybdenum. Production for the first three quarters of 2018 for all commodities increased due to improved mill throughput and higher recoveries, partially offset by lower copper grades in accordance with the mine plan. Production results to date are on track to meet full year guidance.

Combined mine, mill and G&A unit operating costs in the third quarter of 2018 were 16% higher than the same period in 2017. The higher combined unit operating costs were due to a decrease in capitalized stripping and higher costs for diesel, steel and power, partially offset by higher mill throughput. Also, increased utilization of the molybdenum plant contributed to higher unit costs but reduced Peru cash costs due to higher by-product revenue. Combined unit operating costs for the year to date include accruals for signing bonuses for the three-year collective bargaining agreement agreed to earlier in 2018.

Cash cost per pound of copper produced, net of by-product credits, for the three and nine months ended September 30, 2018 was $1.22 and $1.38, increasing by 3% and 11%, respectively, from the same period in 2017. The increase for the first nine months is mainly as a result of higher consumable costs and lower capitalized stripping, partially offset by higher by-product credits. Sustaining cash cost per pound of copper produced, net of by-product credits, for the three and nine months ended September 30, 2018 was $1.38 and $1.54, decreasing by 23% and 12%, respectively, from the same period in 2017, as a result of reduced sustaining capital spending on heavy civil works, which more than offset the factors noted above.

Manitoba Operations Review

During the third quarter of 2018, the Manitoba operations produced 26,228 tonnes of zinc, 7,506 tonnes of copper and 26,118 ounces of gold-equivalent precious metals. Zinc production was 28% lower compared to the same period in 2017 as a result of lower grades at Lalor and 777, in line with the mine plan. The Reed mine closure in August negatively affected contained copper production compared to the third quarter of 2017.

Ore mined at Hudbay’s Manitoba operations during the third quarter of 2018 decreased by 15% compared to the same period in 2017. Increased production at the 777 mine was offset by decreased production at the Lalor and Reed mines. Overall, gold grades were 1% higher, while copper, zinc and silver grades were 23%, 17%, and 7% lower, respectively, in the third quarter of 2018 compared to the same period of 2017. Grade variances reflected anticipated declines in 777 and Lalor grades in accordance with their respective mine plans, together with reduced high–grade copper production from Reed due to its closure. Unit operating costs for all Manitoba mines for the third quarter of 2018 increased by 6% compared to the same period in 2017 for the reasons described below.

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Ore mined at Lalor decreased by 18%, compared to the same period last year. Lower production tonnage is primarily attributed to the exhaust fan failure in June that constrained ventilation and production from areas of the mine until mid August. In addition, a fall of ground in August delayed the timing of a production stope, and the mine has been affected by a shortage of skilled workers. The Lalor paste plant was commissioned during the quarter, with backfill voids being managed within normal thresholds. Higher unit operating costs reflect the repairs to the exhaust fan failure and ground rehabilitation work completed in the quarter. The Lalor production ramp up to 4,500 tpd is now expected in the first quarter of 2019.

The Reed mine produced its last ore in August and processing of Reed ore was completed in early September. Production volumes and grades exceeded the company’s expectations over the third quarter. The production costs were at a lower unit cost because the upfront development and longhole drilling activities were completed in the first half of the year. Reed closure costs are included in other operating expenses, and site clearing work has been completed ahead of schedule.

Ore processed in Flin Flon in the third quarter of 2018 was 15% lower than the same period in 2017. Lower production at the Lalor and Reed mines was offset partially by increased ore from the 777 mine. Copper and zinc recoveries in the third quarter of 2018 were 1% and 6% lower, respectively, compared with the same period in 2017 while gold and silver recoveries were each 2% higher. Ore processed was 4% higher and copper recoveries were consistent at the Stall concentrator in the third quarter of 2018 compared with the same period in 2017, as a result of ongoing operational and maintenance improvements and better metallurgical understanding of the Lalor ore.

Production of all metals is expected to be within full year guidance.

Manitoba combined mine, mill and G&A unit operating costs in the third quarter and year-to-date in 2018 were 3% and 10% higher, respectively, than in the same periods in 2017 due mainly to higher 777 and Lalor mining costs, Flin Flon mill maintenance and ore rehandling costs.

Cash cost per pound of copper produced, net of by-product credits, in the third quarter of 2018 was negative $0.61 per pound of copper produced. These unit costs were lower compared to the same period in 2017, primarily as a result of lower mining and administrative costs, partially offset by lower copper production.

Sustaining cash cost per pound of copper produced, net of by-product credits, in the third quarter of 2018 was $1.23, which is higher than the prior year period as the lower cash cost was more than offset by higher sustaining capital expenditures. Sustaining cash cost per pound of copper produced increased by $0.40 year-to-date, compared to the same period in 2017, as a result of increased capital development expenditures at Lalor and planned increased sustaining and exploration capital spending.

Lalor Gold

A key area of focus at Lalor this year has been test mining in the gold zones, and additional infill drilling in the gold and copper-gold zones, both in support of trade-off studies to assess the mining and processing options for Lalor gold. The trade-off studies have been completed and Hudbay believes the optimal processing scenario is to refurbish the New Britannia gold mill, with significant upside potential from nearby satellite deposits.

Over the past few months, Hudbay has continued drilling and test mining in the gold rich Lens 25, confirming the existence of a continuous high grade core of mineralization within the wider lower grade mineral resource estimates reported in the 2017 NI 43-101 technical report for Lalor. In parallel, Hudbay has revised its geological model of the copper-gold rich Lens 27, which better reflects the orientation of the mineralization observed during core logging. This re-interpretation indicates that there is a simpler and more consistent and reliable mineralized envelope that is expected to result in an increase in tonnage of this high grade mineralization.

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Based on the detailed work completed in the last 12 months, Hudbay believes that the refurbishment of the New Britannia mill, including the addition of a copper flotation circuit, is the optimal processing scenario. The company believes there is substantial additional upside potential from known mineral resources at nearby satellite deposits and other promising exploration targets, including the historical estimates of mineral resources at Hudbay’s New Britannia and Squall Lake deposits as well as the recently acquired Wim deposit1, and from other promising exploration targets in the Snow Lake region.

Hudbay is currently working on an updated mineral reserve and resource estimate and related technical work to confirm its assumptions and determine an optimal configuration of the New Britannia mill. The company expects to provide more details in the first quarter of 2019 as it advances the engineering and mine planning work.

Acquisition of Mason

On October 31, 2018, Hudbay entered into an agreement pursuant to which it will acquire the remaining 86% of the issued and outstanding common shares of Mason that it does not already own. Under the agreement, Mason shareholders will receive Cdn. $0.40 in cash for each Mason common share owned. The transaction is expected to close in December 2018, subject to the approval of Mason’s shareholders, court approval of a plan of arrangement and other customary conditions.

Mason’s Ann Mason project is a large greenfield copper deposit located in the historic Yerington District of Nevada and is one of the largest undeveloped copper porphyry deposits in North America. Mason’s measured and indicated resources are comparable in size to Constancia and Rosemont, and Hudbay is acquiring the asset for an enterprise value (net of its current ownership) of approximately $15 million, a cost that is approximately 30% of its 2018 exploration budget.

____________________________________________
1 Refer to “Historical Estimates of Mineral Resources” at the end of this news release.

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Table 1-1: Mineral Resource1 Statement for the Ann Mason Deposit based on a 0.20% Cu Cut-off

	Tonnage	Grade				Contained Metal
Classification	(Mt)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Cu (Mlb)	Mo (Mlb)	Au (Moz)	Ag(Moz)
Measured	412	0.33	0.006	0.03	0.64	3,037.6	58.1	0.37	8.46
Indicated	988	0.31	0.006	0.03	0.66	6,853.3	128.5	0.97	21.00
Measured and Indicated	1,400	0.32	0.006	0.03	0.65	9,890.9	186.6	1.33	29.46
Inferred	623	0.29	0.007	0.03	0.66	3,897.2	96.2	0.58	13.16

1	For additional information, refer to the technical report dated March 3, 2017 filed by Mason on SEDAR at www.sedar.com.

Table 1-2: Blue Hill Deposit1 Inferred Mineral Resources (effective date March 3, 2017)

	Cu Cut-off	Tonnes	Grade	Contained Cu	Mo	Au	Ag
Zone	(%)	(Mt)	Cu (%)	(Mlb)	(%)	(g/t)	(g/t)
Oxide Zone	0.10	47.44	0.17	179.37	—	—	—
Mixed Zone	0.10	24.69	0.18	98.20	—	—	—
Oxide + Mixed Zone	0.10	72.13	0.17	277.49	—	—	—
Sulphide Zone	0.15	49.86	0.23	253.46	0.005	0.01	0.3

1	For additional information, refer to the technical report dated March 3, 2017 filed by Mason on SEDAR at www.sedar.com

Hudbay views Mason as a long-term option for potential future development after Rosemont, and a strong addition to the company’s pipeline of long-term growth opportunities. The Ann Mason project will become one of Hudbay’s high priority exploration projects in North America. Hudbay plans to conduct geological mapping, geochemical sampling and geophysical surveys in 2019, as well as diamond drilling to identify potential sources of high grade mineralization that could enhance the feed grade in the early years of a future milling operation. High priority exploration targets include near-surface skarn showings as well as untested induced polarization (IP) anomalies. Hudbay is pleased to acquire a deposit of this scale at an early stage where the company can apply its experience in exploration, engineering, construction and permitting to unlock the project’s potential and maximize value for Hudbay’s shareholders.

Other Matters

A requisition for a meeting of Hudbay’s common shareholders has been submitted by a shareholder for the purpose of considering an advisory resolution with respect to certain potential transactions. Per the Company’s October 23 press release, Hudbay’s Board is considering the requisition and will respond in due course.

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Non-IFRS Financial Performance Measures

Net debt is shown in this news release because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on these measures, including reconciliations to the most comparable IFRS measures, please refer to page 30 of Hudbay’s management’s discussion and analysis for the three and nine months ended September 30, 2018 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Website Links

Hudbay:

www.hudbay.com

Management’s Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2018/Q3/MDA318.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2018/Q3/FS318.pdf

Conference Call and Webcast

Date:	Thursday, November 1, 2018

Time:	10 a.m. ET

Webcast:	www.hudbay.com

Dial in:	416-849-1847 or 1-866-530-1554

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Qualified Person

The technical and scientific information in this news release related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, Hudbay’s Senior Vice President and Chief Operating Officer. The technical and scientific information related to the Manitoba sites and projects contained in this news release has been approved by Olivier Tavchandjian, P. Geo, Hudbay’s Vice-President Exploration and Geology. Messrs. Meagher and Tavchandjian are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay’s material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for the company’s material properties as filed by Hudbay on SEDAR at www.sedar.com.

Historical Estimates of Mineral Resources

The mineral resource estimates for the New Britannia, Squall Lake and Wim deposits that have been included in this news release are “historical estimates” within the meaning of NI 43-101, and not current mineral resources, as a qualified person has not performed sufficient work for Hudbay to classify the historical estimates as current mineral resources.

In parallel with its technical work on Lalor, Hudbay plans to carry out the work required to verify the relevance and reliability of the historical estimates, including verification of the data, assumptions, parameters and methods used to estimate the mineral resources.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at Hudbay’s mines and processing facilities, the expected benefits of implementing the metallurgical recovery initiatives at the Constancia processing plant, the anticipated timing, cost and benefits of developing the Rosemont project and the Pampacancha deposit, the anticipated impact of any delays to the start of mining the Pampacancha deposit, the anticipated results of litigation challenging the Rosemont permitting process, anticipated exploration and development plans, including the exploration and development strategy for the Lalor gold zones, the possible refurbishment of the New Britannia mill and the possibility of optimizing the value of the company’s gold resources in Manitoba, the possibility of converting inferred and historical mineral resource estimates to higher confidence categories, the potential and Hudbay’s anticipated plans for the Ann Mason project, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company’s financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

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The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

•	the anticipated results of the planned technical and economic studies on the Lalor gold zone and New Britannia mill;
•	the successful completion of the Mason transaction;
•	the success of mining, processing, exploration and development activities;
•	the scheduled maintenance and availability of the processing facilities;
•	the accuracy of geological, mining and metallurgical estimates;
•	anticipated metals prices and the costs of production;
•	the supply and demand for metals the company produces;
•	the supply and availability of all forms of energy and fuels at reasonable prices;
•	no significant unanticipated operational or technical difficulties;
•	the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives;
•	the availability of additional financing, if needed;
•	the ability to complete project targets on time and on budget and other events that may affect the company’s ability to develop its projects;
•	the timing and receipt of various regulatory, governmental and joint venture partner approvals;
•	the availability of personnel for the exploration, development and operational projects and ongoing employee relations;
•	the ability to secure required land rights to develop the Pampacancha deposit;
•

maintaining good relations with the communities in which the company operates, including the communities surrounding the Constancia mine and Rosemont project and First Nations communities surrounding the Lalor mine;

•	no significant unanticipated challenges with stakeholders at the company’s various projects;
•	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
•	no contests over title to the company’s properties, including as a result of rights or claimed rights of aboriginal peoples;
•	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
•	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
•	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of the company’s projects (including risks associated with the permitting, development and economics of the Rosemont project and related legal challenges), risks related to the exploration and development program at Lalor, including the ability to establish a business case for the refurbishment of the New Britannia mill and convert inferred and historical mineral resource estimates to higher confidence categories, risks related to the maturing nature of the 777 mine and its impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to the schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights and the impact of any schedule delays), risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company’s reserves, volatile financial markets that may affect the company’s ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, the company’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent Annual Information Form.

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Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), zinc concentrate, molybdenum concentrate and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

For further information, please contact:

Carla Nawrocki
Director, Investor Relations
(416) 362-7362
carla.nawrocki@hudbay.com